UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D*
(Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

MANHATTAN BRIDGE CAPITAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

562803106
(CUSIP Number)

Joshua Zamir
Capstone Equities Capital Management, LP, 14 Wall Street, Suite 5G, New York, NY 10005    Tel:(212) 661-6340

Michael Glickstein
G Asset Management, LLC, 546 Fifth Avenue, 14th Floor, New York NY 10036    Tel: (646) 840-5417

(Name, address and telephone number of person authorized to receive notices and communications)

December 27, 2011
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 562803106	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capstone Equities Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,348
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 47,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON ** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capstone Equities GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,348
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 47,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capstone Equities Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,348
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 47,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joshua Zamir
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 47,348
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 47,348

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,348
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON ** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G Value Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 12,533
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 12,533

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,533
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G Real Estate Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 154,037
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 154,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,037
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON ** PN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G Real Estate Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 154,037
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 154,037

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,037
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) G Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 174,490
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 174,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 174,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%
14	TYPE OF REPORTING PERSON ** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael Glickstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
(a) [X]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS ** OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of Shares Beneficially Owned by Each Reporting Person With	7 SOLE VOTING POWER 7,000
8 SHARED VOTING POWER 174,490
9 SOLE DISPOSITIVE POWER 7,000
10 SHARED DISPOSITIVE POWER 174,490

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCUDES CERTAIN SHARES ** [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON ** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 562803106	13D	Page 11 of 18 Pages

ITEM 1.	Security and Issuer.

     This statement amends the Schedule 13D initially filed on September 9, 2011, relating to the common stock, par value $0.001 (the "Common Stock") of Manhattan Bridge Capital, Inc. (the "Company"). The Company's principal executive offices are located at 60 Cutter Mill Road, Great Neck, New York 11021.

ITEM 2.	Identity and Background.

     (a)  This statement is filed by:

         (i)  Capstone Equities Capital Management, LP, a Delaware limited partnership ("CECM”), with respect to the shares of Common Stock directly owned by it;

         (ii)  Capstone Equities GP, LLC, a Delaware limited liability company ("Capstone GP"), with respect to the shares of Common Stock directly owned by CECM;

         (iii)  Capstone Equities Manager, LLC, a Delaware limited liability company ("Capstone Manager"), with respect to the shares of Common Stock directly owned by CECM, which serves as the investment manager to CECM;

         (iv)  Joshua Zamir, with respect to the shares of Common Stock directly owned by CECM, Capstone GP and Capstone Manager, over which Mr. Zamir has investment discretion as the managing member;

         (v) G Value Fund, LLC, a Delaware limited liability company (“GVF”), with respect to the shares of Common Stock directly owned by it;

         (vi) G Real Estate Partners, LP, a Delaware limited partnership (“G RE Partners”), with respect to the shares of Common Stock directly owned by it;

         (vii) G Real Estate Partners GP, LLC,  a Delaware limited liability company (“GREGP”), with respect to the shares of Common Stock directly owned by G RE Partners;

         (viii) G Asset Management, LLC, a Delaware limited liability company (“GAM”), with respect to the shares of Common Stock directly owned by GVF, G RE Partners and a certain managed account, which serves as the investment manager to GVF, G RE Partners, and a certain managed account; and

         (ix) Michael Glickstein, with respect to the shares of Common Stock directly owned by GVF, G RE Partners, GAM (through a certain managed account) and shares that he solely owes for his personal account over which Mr. Glickstein has investment discretion.  Mr. Glickstein serves as the managing member of GREGP and GAM.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

CUSIP No. 562803106	13D	Page 12 of 18 Pages

     (b)  The address of the principal business and principal office of CECM, Capstone GP, Capstone Manager and Mr. Zamir is 14 Wall Street, Suite 5G, New York, NY 10005.

The address of the principal business and principal office of GVF, G RE Partners, GREGP, GAM and Mr. Glickstein is 546 Fifth Avenue, 14th Floor, New York NY 10036.

     (c)  The principal business of CECM is serving as a private investment limited liability company. The principal business of Capstone GP is serving as a general partner to CECM. The principal business of Capstone Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of CECM. Mr. Zamir serves as the Managing Member of Capstone GP and Capstone Manager.

The principal business of GVF is serving as a private investment limited liability company.  The principal business of G RE Partners is serving as a private investment limited partnership. The principal business of GREGP is serving as a general partner to G RE Partners. The principal business of GAM is that of an investment manager engaging in the purchase and sale of securities on behalf of GVF, G RE Partners, and a certain managed account.  Mr. Glickstein serves as the managing member of GREGP (the General Partner of G RE Partners) and GAM. GAM is the managing member of GVF.

     (d)  None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds and Other Consideration.

     The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by CECM, GVF and G RE Partners, a certain managed account and shares held personally by Mr. Glickstein, is approximately $308,169.43. Mr. Zamir does not directly own any shares of Common Stock.

CUSIP No. 562803106	13D	Page 13 of 18 Pages

ITEM 4.	Purpose of the Transaction.

  Pursuant to the original 13D filed on September 9, 2011, the Reporting Persons have engaged in discussions with management, members of the Company’s board of directors and other relevant parties concerning the business, operations, board composition, management, strategy, financing and future plans of the Company.  In line with the preceding, the Reporting Persons have sent a letter dated as of December 29, 2011 (and attached hereto and incorporated by reference as Exhibit 99.2) to Chairman of the Board of Directors of the Company detailing an offer by the Reporting Persons to purchase the outstanding shares of the Company for $1.30 per share. This 13D Amendment is being filed to disclose said letter and its terms that were sent to the Company by the Reporting Persons.

ITEM 5.	Interest in Securities of the Issuer.

     A.   Capstone Equities Capital Management, LP

          (a)  Aggregate number of shares beneficially owned: 47,348
                 Percentage: 1.1% The percentages used herein and in the rest of Item 5 are calculated based upon the 4,324,459 shares of Common Stock issued and outstanding as of November 13, 2011 as reflected in the Company's Form 10-Q filed on November 14, 2011.

          (b)  1.   Sole power to vote or direct vote: -0-
                 2.   Shared power to vote or direct vote: 47,348
                 3.   Sole power to dispose or direct the disposition: -0-
                 4.   Shared power to dispose or direct the disposition: 47,348

          (c)  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by CECM in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

          (d)  Capstone GP, the General Partner of CECM, has the power to direct the affairs of CECM, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Zamir is the Managing Member of Capstone GP and in that capacity directs its operations.

          (e)  Not applicable.

     B.   Capstone Equities GP, LLC

          (a)  Aggregate number of shares beneficially owned: 47,348
                 Percentage: 1.1%

          (b)  1.   Sole power to vote or direct vote: -0-
                 2.   Shared power to vote or direct vote: 47,348
                 3.   Sole power to dispose or direct the disposition: -0-
                 4.   Shared power to dispose or direct the disposition: 47,348

          (c)  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of CECM which were all in the open market, are set forth in Schedule A , and are incorporated by reference.

          (d)  Not applicable.

          (e)  Not applicable.

CUSIP No. 562803106	13D	Page 14 of 18 Pages

     C.   Capstone Equities Manager, LLC

          (a)  Aggregate number of shares beneficially owned: 47,348
                 Percentage: 1.1%

          (b)  1.   Sole power to vote or direct vote: -0-
                 2.   Shared power to vote or direct vote: 47,348
                 3.   Sole power to dispose or direct the disposition: -0-
                 4.   Shared power to dispose or direct the disposition: 47,348

          (c)  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of CECM, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

          (d)  Not applicable.

          (e)  Not applicable.

     D.   Joshua Zamir

          (a)  Aggregate number of shares beneficially owned: 47,348
                 Percentage: 1.1%

          (b)  1.   Sole power to vote or direct vote: 0
                 2.   Shared power to vote or direct vote: 47,348
                 3.   Sole power to dispose or direct the disposition: 0
                 4.   Shared power to dispose or direct the disposition: 47,348

          (c)  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of CECM, which were all in the open market, are set forth in Schedule A, and are incorporated by reference.

          (d)  Not applicable.

          (e)  Not applicable.

     E.   G Value Fund, LLC

          (a)  Aggregate number of shares beneficially owned: 12,533
                 Percentage: 0.3%

          (b)  1.   Sole power to vote or direct vote: 0
                 2.   Shared power to vote or direct vote: 12,533
                 3.   Sole power to dispose or direct the disposition: 0
                 4.   Shared power to dispose or direct the disposition: 12,533

          (c)  G Value Fund, LLC has not purchased any Common Stock within the last sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

     F.   G Real Estate Partners, LP

          (a)  Aggregate number of shares beneficially owned: 154,037
                Percentage: 3.6%

          (b)  1.   Sole power to vote or direct vote: 0
                 2.   Shared power to vote or direct vote: 154,037
                 3.   Sole power to dispose or direct the disposition: 0
                 4.   Shared power to dispose or direct the disposition: 154,037

CUSIP No. 562803106	13D	Page 15 of 18 Pages

          (c)  G Real Estate Partners, LP has not purchased any Common Stock within the last sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

     G.   G Real Estate Partners GP, LLC

          (a)  Aggregate number of shares beneficially owned: 154,037
                 Percentage: 3.6%

          (b)  1.   Sole power to vote or direct vote: 0
                 2.   Shared power to vote or direct vote: 154,037
                 3.   Sole power to dispose or direct the disposition: 0
                 4.   Shared power to dispose or direct the disposition: 154,037

          (c)  G Real Estate Partners GP, LLC has not purchased any Common Stock within the last sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

     H.   G Asset Management, LLC

          (a)  Aggregate number of shares beneficially owned: 174,490
                 Percentage: 4.0%

          (b)  1.   Sole power to vote or direct vote: 0
                 2.   Shared power to vote or direct vote: 174,490
                 3.   Sole power to dispose or direct the disposition: 0
                 4.   Shared power to dispose or direct the disposition: 174,490

          (c)  G Asset Management, LLC, did not purchase any Common Stock within the last sixty days.

          (d)  Not applicable.

          (e)  Not applicable.

      I.   Michael Glickstein

          (a)  Aggregate number of shares beneficially owned: 181,490
                 Percentage: 4.2%

          (b)  1.   Sole power to vote or direct vote: 7,000
                 2.   Shared power to vote or direct vote: 174,490
                 3.   Sole power to dispose or direct the disposition: 7,000
                 4.   Shared power to dispose or direct the disposition: 174,490

          (c)  Mr. Glickstein for his own account, did not purchase any Common Stock within the last sixty days.

CUSIP No. 562803106	13D	Page 16 of 18 Pages

          (d)  Not applicable.

          (e)  Not applicable.

      J.   Total Group (entities controlled by Mr. Zamir and Mr. Glickstein) Ownership

          (a)  Aggregate number of shares beneficially owned: 228,838
               Percentage: 5.3%

          (b)  1.   Sole power to vote or direct vote: 0
                 2.   Shared power to vote or direct vote: 228,838
                 3.   Sole power to dispose or direct the disposition: 0
                 4.   Shared power to dispose or direct the disposition: 228,838

          (c)  The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of the Reporting Persons, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6.	Contract, Arrangement, Understandings or Relationship with Respect to Securities of the Company.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 29, 2011, a copy of which is attached hereto as Exhibit 99.1.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit                    Description

99.1
Joint Filing Agreement, dated as of December 29, 2011, by and among Capstone Equities Capital Management, LP, Capstone Equities GP, LLC, Capstone Equities Manager, LLC, Joshua Zamir, G Value Fund, LLC, G Real Estate Partners, LP, G Real Estate Partners GP, LLC, G Asset Management, LLC, and Michael Glickstein.

99.2	Letter to Board of Directors of Manhattan Bridge Capital, Inc. by Capstone Equities Capital Management, LP and G Asset Management, LLC dated December 29, 2011.

CUSIP No. 562803106	13D	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:  December 29, 2011

/s/ Joshua Zamir
Joshua Zamir, individually, and as Managing Member of Capstone Equities Manager, LLC, and as Managing Member of Capstone Equities GP, LLC, for itself and as General Partner of Capstone Equities Capital Management, LP

/s/ Michael Glickstein
Michael Glickstein, individually, and as Managing Member of G Real Estate Partners GP, LLC for itself and as the General Partner of G Real Estate Partners, LP, and as Managing Member of G Asset Management, LLC

CUSIP No. 562803106	13D	Page 18 of 18 Pages

Schedule A

CAPSTONE EQUITIES CAPITAL MANAGEMENT, LP

Date of Transaction	Number of Shares Purchased/(Sold)	Price Per Share

12/27/2011	11,000	$0.988920